Exhibit 99.1

February 14, 2017

To:

Nova Scotia Securities Commission Securities NL – Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re: Emera Incorporated – Shareholders = Meeting Date and Record Date

Please note the following information with respect to the upcoming annual general meeting of shareholders of Emera Incorporated.

1. Name of Reporting Issuer:	Emera Incorporated

2. Meeting Date:	Friday, May 12, 2017

3. Record Date for Notice:	Thursday, March 23, 2017

4. Record Date for Voting:	Thursday, March 23, 2017

5. Beneficial Ownership Determination Date:	Thursday, March 23, 2017

6. Meeting Type:	annual

7. Security Class/Series to Receive Notice:	common shares

8. Security Class/Series to Vote:	common shares

9. CUSIP Number:	290876 10 1

10. Meeting Location:	Ondaatje Hall, Marion McCain Arts and Social Sciences Building

Dalhousie University

6135 University Avenue

Halifax, Nova Scotia, Canada.

11. Notice and Access for Beneficial Holders:	Yes

12. Notice and Access for Registered Holders:	Yes

13. Issuer Paying for Delivery of Proxy Related Materials to OBOs:	Yes

14. Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas

Corporate Secretary